July 14, 2010

VIA EDGAR

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Registration Statement on Form S-1
Filed on June 11, 2010
File No. 333-167483

Dear Mr. Crispino:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated July 8, 2010, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note that you omitted certain information throughout the prospectus, such as the record date and the length of the subscription period for the rights offering.  If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

Response:

We intend to include the record date and the length of the subscription period in a pre-effective amendment to the registration statement.

2.
We note that your company’s name has changed from Aftersoft Group, Inc. to MAM Software Group, Inc., but the financial statements included in the filing continue to refer to the company as Aftersoft Group.  Please clarify in the Q&A section in the forepart of the prospectus that the financial statements included in the filing are those of MAM Software Group.  Also, consider revising the headings in your financial statements to indicate that the financial statements are those of MAM Software Group, formerly known as Aftersoft Group.

Response:

Pursuant to the Staff’s request, we have clarified in the Q&A section that the financial statements included in the filing are those of MAM Software Group, Inc. As a result of this disclosure, we don’t believe it’s necessary to revise the financial statement headings.

Matthew Crispino, Esq.
Securities and Exchange Commission
Page | 2

3.
You indicate in the prospectus that Wynnefield Persons has advised you of its intention to exercise all of its subscription rights.  Section 5(c ) of the Securities Act of 1933 states that it is unlawful to offer to sell or offer to buy a security unless a registration statement has been filed in connection with the security.  In your response letter, please describe your discussions with Wynnefield Persons in connection with your rights offering prior to the filing of your registration statement and provide us with your analysis as to whether such discussions were consistent with Section 5 of the Securities Act.  Please refer to Section 2(a)(3) of the Securities Act in formulating your response to this comment.

Response:

Dwight B. Mamanteo, one of the Company’s directors, is an Investment Analyst at Wynnefield Capital, Inc.  Wynnefield Capital, Inc. functions as the investment manager of the Wynnefield Persons, as described in Footnote 2 to the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management.”  In preliminary discussions regarding this rights offering, which were held in conjunction with the regular performance of his duties as a director of the Company, Mr. Mamanteo expressed to MAM’s Board of Directors (the “Board”) the intent of the Wynnefield Persons to exercise its basic subscription rights and to over-subscribe to the maximum amount of shares available to it as a shareholder.  No solicitation of an offer to buy was made to the Wynnefield Persons by the Company.  Since this intent was expressed to the Board, the Company believed that the proper disclosure was to advise all shareholders of this fact.

Section 2(a)(3) of the Securities Act defines an “offer to sell” as including “every attempt or offer to dispose of, or solicitation of an offer to buy,” a security for value.  Discussions between the Company and Dwight Mamanteo, in his capacity as a director of the Company, do not violate the prohibitions in Section 5(c) because no solicitation of an offer to buy securities was proffered.  Rather, indications by the Wynnefield Persons of their intention to exercise subscription rights were made unsolicited, in conjunction with Mr. Mamanteo’s performance of his duties as a director of the Company.  Accordingly, there was no violation of Section 5(c).

Cover Page

4.
The cover page should contain only information required by Item 501 or that is key to an investment decision.  Please revise accordingly and confirm that the cover page will not exceed one page in length.  Refer to Item 501(b) of Regulation S-K.  Among other matters, please eliminate the table as it does not appear necessary or appropriate in the context of an offer that has no minimum.

Response:

Pursuant to the Staff’s request, we have revised the cover page to only contain information required by Item 501 and we have reduced it to one page in length.  We also have eliminated the table.

Matthew Crispino, Esq.
Securities and Exchange Commission
Page | 3

Prospectus Summary

Corporate Background, page 3

5.
We note your statement in this section that your former parent, ADNW, is not current in its reporting obligations with the SEC.  We note you have also included a risk factor on page 13.  Please remove this information from the prospectus or tell us why you believe this fact about your former parent is important to your investors.

Response:

Pursuant to the Staff’s request, we have removed the statements on pages 5 and 30, as well as the risk factor on page 13, regarding the fact that our former parent is no longer current in its reporting obligations.

Use of Proceeds, page 17

6.
Set forth in this section the interest rate and maturity of your loan to ComVest.  Also, disclose in this section, as well as in your summary and risk factor disclosures, the effect of failing to obtain the maximum amount of proceeds possible under this offering.  Refer to Item 504 of Regulation S-K.  To the extent material, also ensure that the liquidity and capital resources section of Management’s Discussion and Analysis discusses the potential effects on your liquidity and capital resources position, as varying quantities or none of the shares offered in the rights offering are sold.

Response:

Pursuant to the Staff’s request, we have set forth the interest rate and maturity of the ComVest loan in the Use of the Proceeds section.  We also have disclosed in the Use of Proceeds section, the Prospectus Summary and in the Risk Factor on page 16 that begins “We will need additional financing of $4,125,000 to make the $3,125,000 balloon payment due in November 2010…” the effect of failing to obtain the maximum amount of proceeds in this offering.  Finally, we have disclosed in the MD&A the potential effects on our liquidity and capital resources of being unable to raise all or a portion of the maximum proceeds of this offering.

Matthew Crispino, Esq.
Securities and Exchange Commission
Page | 4

Item 16. Exhibit and Financial Statement Schedules, page ll-4

7.	File as an exhibit the amendment to your certificate of incorporation relating to your name change. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response:

Pursuant to the Staff’s request, we have filed the amendment to our certificate of incorporation relating to our name change as Exhibit 3(i)(b).

Item 17. Cover Page

8.
We note that you have included the undertaking required by Item 512(b) of Regulation S-K, which is to be included if a registration statement incorporates by reference any Exchange Act documents filed subsequent to the effective date.  Form S-1 does not provide for incorporation by reference of subsequent periodic reports.  All documents must be specifically incorporated.  Please remove this undertaking as it does not appear appropriate.

Response:

Pursuant to the Staff’s request, we have removed from page ll-8 the undertaking required by Item 512(b) of Regulation S-K.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

Kristin J. Angelino, Esq.

cc: Michael Jamieson